UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CareDx, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share

(Title of Class of Securities)

14167L103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Peter Maag

President and Chief Executive Officer

CareDx, Inc.

3260 Bayshore Boulevard

Brisbane, CA 94005

(415) 287-2300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey T. Hartlin, Esq.

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, CA 94304

(650) 320-1804

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$653,465.12	$81.36

*	Calculated solely for purposes of determining the filing fee. This amount assumes that all options to purchase shares of common stock of CareDx, Inc. that are eligible for exchange in this offer (representing an aggregate of 301,136 shares) will be exchanged for new options and cancelled pursuant to this offer. The aggregate value of such securities was $653,465.12 as of October 5, 2017, calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $81.36

Form or Registration No.: 005-88252

Filing party: CareDx, Inc.

Date filed: October 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 12, 2017 (the “Schedule TO”) by CareDx, Inc., a Delaware corporation (“CareDx” or the “Company”), in connection with the Company’s offer (the “Offer”) to exchange certain stock options held by CareDx employees and directors for new options. This Amendment No. 1 is being filed in order to: (1) amend the Offer to Exchange to (a) disclose the exchange ratio applicable to the eligible option grants and make conforming changes to the disclosure, (b) eliminate the requirement that eligible option holders agree to indemnify the Company with respect to claims by third parties that they are entitled to rights with respect to an eligible option grant, (c) clarify that the Company’s filings with the Securities and Exchange Commission during the period of the Offer are not automatically incorporated by reference into the Schedule TO and (d) disclose the Company’s ratio of earnings to fixed charges for the years ended December 31, 2015 and 2016 and the six months ended June 30, 2017; and (2) file as exhibits to the Schedule TO amended election and withdrawal forms and additional communications regarding the Offer. Except as described above, Amendment No. 1 does not modify or update in any way the other disclosures or terms made in the Offer to Exchange that was previously filed with the Schedule TO.

The information in the Offer to Exchange, the election form and withdrawal form that were previously filed with the Schedule TO is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby supplemented and amended to the extent provided for above.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 12.	Exhibits.

Exhibit Number	Description

99(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated October 12, 2017, as amended October 24, 2017

99(a)(1)(B)*	Form of Announcement Email

99(a)(1)(C)	Election Form

99(a)(1)(D)	Withdrawal Form

99(a)(1)(E)*	Forms of Confirmation Email

99(a)(1)(F)*	Forms of Reminder Email

99(a)(1)(G)	Form of Email Regarding Amended Offer Documents

99(d)(1)	2008 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (file no. 333-196494) filed with the SEC on June 3, 2014)

99(d)(2)	2014 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (file no. 333-197493) filed with the SEC on July 18, 2014)

99(d)(3)*	Form of option agreement under the 2014 Equity Incentive Plan for the new options

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CAREDX, INC.

By:	/s/ Peter Maag
Name: Peter Maag
Title: President and Chief Executive Officer

Date: October 24, 2017